SEWARD & KISSEL LLP
901 K Street, N.W.
Suite 800
Washington, D.C. 20001
Telephone:  (202) 661-7141
strench@sewkis.com

June 23, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund File Nos. 333-169083 and 811-22461

Dear Ms. Vroman-Lee:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 7 and Amendment No. 10 to the registration statement filed with the SEC on May 1, 2014, on Form N-2 pursuant to Section 8(c) of the Securities Act of 1933, as amended (the "Registration Statement"), for Morgan Creek Global Equity Long/Short Institutional Fund (the "Fund").  The Staff's comments were provided following our responses to the Staff's comments of June 12, 2014, which were submitted in correspondence dated June 18, 2014. Capitalized terms herein have the meanings given to them in the Registration Statement.

The comment and response below replace Comment #14 and the response thereto in the correspondence submitted by the Fund on June 18, 2014.

Prospectus

Comment:
With respect to the Fund's financial highlights in its semi-annual report dated September 30, 2013, we note that the ratios of total expenses to average net assets before and after expense reimbursement are not annualized. Please state whether these ratios will be annualized going forward.

Response:
Based on the Fund's interpretation of accounting guidance under paragraph 10 of FASB ASC-946-205-50, the Fund will consider presenting annualized numbers for the ratios of total expenses to average net assets before and after expense reimbursement in its semi-annual report going forward.

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We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at the number indicated above.

Sincerely, /s/ Bibb L. Strench Bibb L. Strench

cc:           Mark B. Vannoy